

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 1, 2011

<u>Via U.S. Mail</u>

Timothy J. Neher
President, Secretary, and Treasurer
Accelerated Acquisitions X, Inc.
c/o Accelerated Venture Partners
1840 Gateway Drive, Suite 200
Foster City, CA 94404

     **RE:**    **Accelerated Acquisitions X, Inc.**
                 **Registration Statement on Form 10**
                 **Filed July 30, 2010, as amended**
                 **File No. 000-54059**

Dear Mr. Neher:

     We have completed our review of your filing and do not have any further comments at this time.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director